[redacted]

12014271

S[illegible]MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

cm

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SEC FILE NUMBER
8- 69047

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 MAIN STREET, SUITE 2500
(No. and Street)

HOUSTON | TX | 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACOB SILVERMAN (212) 450-2880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 PARK AVE | NEW YORK | NY | 10154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KB 4/3

OATH OR AFFIRMATION

I, JACOB SILVERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCP SECURITIES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

CHRISTOPHER MATTESON
ATTORNEY AND COUNSELOR AT LAW
STATE OF NEW YORK
No. 02MA6125298
Qualified in New York County
My Commission Expires April 11, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GCP SECURITIES, LLC

(A Wholly-owned Subsidiary of Duff & Phelps, LLC)

Financial Statements & Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Member
GCP Securities, LLC:

We have audited the accompanying statement of financial position of GCP Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC) as of December 31, 2011, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCP Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 27, 2012

GCP SECURITIES, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Position

December 31, 2011

Assets

Cash	$	619,207
Accounts receivable		47,779
Unbilled services		2,500
Total assets	$	669,486

Liabilities and Member's Capital

Deferred revenue	$	5,000
Payable to Parent Company		463,366
Total liabilities		468,366
Member's capital		201,120
Total liabilities and member's capital	$	669,486

See accompanying notes to financial statements.

GCP SECURITIES, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2011

		Year ended December 31, 2011
Revenue:		
Advisory fees	$	10,180,173
Expenses:		
Allocated expenses from Parent Company		(9,513,620)
Professional fees		(474,927)
Regulatory fees and expenses		(33,305)
Other		(40,673)
Net income	$	117,648

See accompanying notes to financial statements.

GCP SECURITIES, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2011

		Member's investment	Retained Earnings	Total
Balance as of December 31, 2010	$	8,000	75,472	83,472
Distribution of member's investment and retained earnings		(8,000)	(17,000)	(25,000)
Member's investment		25,000	—	25,000
Net income		—	117,648	117,648
Balance as of December 31, 2011	$	25,000	176,120	201,120

See accompanying notes to financial statements.

GCP SECURITIES, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2011

		Year ended December 31, 2011
Cash flows from operating activities:		
Net income	$	117,648
Changes in assets and liabilities providing (using) cash:		
Accounts receivable		(47,751)
Unbilled services		(2,500)
Accounts payable		—
Deferred revenue		5,000
Payable to Parent Company		273,771
Net cash provided by operating activities		346,168
Net increase in cash		346,168
Cash at beginning of period		273,039
Cash at end of period	$	619,207

See accompanying notes to financial statements.

(1) Nature of Business and Ownership

GCP Securities, LLC is a Delaware limited liability company formed on May 20, 2011. The term of the LLC is perpetual. GCP Securities, LLC is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located primarily throughout the United States. GCP Securities, LLC is a wholly-owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member).

GCP Securities, LLC is the successor company to GCP Securities, Inc. GCP Securities, Inc. was formed under the laws of the state of Texas on October 1, 1992 and commenced operations as a registered broker-dealer in April 1993. Effective June 30, 2011, Duff & Phelps, LLC entered into an Agreement and Plan of Merger where GCP Securities, Inc. became GCP Securities, LLC (the Company). As part of the acquisition the member's contributed $25,000. Also as part of the acquisition there was a distribution of the capital and retained earnings of $25,000 to the original owners.

The Company provides advisory services to both privately held and middle-market companies primarily based in the Southwest. These services primarily included merger and acquisition advice, restructuring advice and assistance with private placements.

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2011. The Company performs private placement of debt and equity securities, merger and acquisition advisory, financial advisory and restructuring advisory services.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Client prepayments and retainers are classified as deferred revenue and recognized ratably over the period in which the related service is rendered. Monthly advisory fees are recognized when earned and payment is reasonably assured. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

Prior to June 30, 2011, certain revenue items including expenses reimbursed by clients, client retainers, and monthly advisory fees, were recorded by Growth Capital Partners, LP, the parent

company of GCP Securities, Inc. Subsequent to June 30, 2011, these items are recorded by the Company.

The Company has engagements for which the revenues are contingent on successful completion of the project. Any contingent revenue on these contracts is not recognized until the contingency is resolved and payment is reasonably assured. Retainer fees under these arrangements are deferred and recognized ratably over the period in which the related service is rendered. Revenues from restructuring engagements that are performed with respect to cases in bankruptcy court are typically recognized in the month in which the services are performed unless there are objections and/or holdbacks mandated by court instructions. Costs related to these engagements are expensed as incurred.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment change. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(d) ***Personal Assets and Liabilities***

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(e) ***Furniture, Fixtures, and Equipment***

The Company has recorded allocated expenses that cover use of office space, furniture, and equipment and, therefore, these items are carried on the books of the Parent Company.

(Continued)

(f) ***Income Taxes***

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

(g) ***Limited Liability***

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(h) ***Cash***

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(i) ***Subsequent Events***

Management has evaluated subsequent events through February 27, 2012.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The allocation is paid monthly and is equal to $500 plus 95% of that month's cash revenue net of FINRA and other regulatory fees, whereby shared management expenses, as outlined in the agreement, are recognized on the books of the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, compensation and shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with FINRA Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required.

Prior to June 30, 2011, expenses reimbursed by clients were recorded by Growth Capital Partners, LP, the parent company of GCP Securities, Inc. Subsequent to June 30, 2011, these items are recorded by the Company.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $150,841 at December 31, 2011 which is $119,950 in excess of its net capital requirement of $30,891. Aggregate indebtedness was $463,366 at December 31, 2011.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

Schedule I

GCP SECURITIES, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2011

Aggregate indebtedness	$	463,366
Net capital:		
Member's capital	$	201,120
Deductions		(50,279)
Net capital		150,841
Less minimum required capital		(30,891)
Excess net capital	$	119,950
Percentage of aggregate indebtedness to net capital		307.2%

There is not a material difference between the Company's computations of aggregate indebtedness and net capital as first reported by the Company on January 26, 2012 in Part II A on Form X-17A-5, as of December 31, 2011, as amended and filed on February 27, 2012. There was an increase of $10,000 or 7% of net capital from first reported due to an over allocation of an expense.

See accompanying report of independent registered public accounting firm.

GCP SECURITIES, LLC
(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2011 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for the exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

GCP SECURITIES, LLC

(A Wholly-Owned Subsidiary of Duff & Phelps, LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying report of independent registered public accounting firm.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

Member
GCP Securities, LLC:

In planning and performing our audit of the financial statements of GCP Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or

KPMG

detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member of
GCP Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by GCP Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries where applicable, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers or to checks or wire transfer receipts where applicable, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045402 FINRA DEC
GCP SECURITIES INC 20*20
712 MAIN ST STE 2500
HOUSTON TX 77002-3243

2211 8899999
207121-21

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

$17,685.00

2. A. General Assessment (item 2e from page 2) $ 25,450

B. Less payment made with SIPC-6 filed (exclude interest) (7,765)

____
Date Paid

Y #201200294 5 (#8) 8

C. Less prior overpayment applied (______)

D. [illegible] ...ue or (overpayment) 17,685

E. [illegible] ...ction E) for ____ days at 20% per annum ______

F. [illegible] ... overpayment carried forward) $ 17,685

G. [illegible] $ 17,685

H. [illegible] $(______)

3. S[illegible] ...n this form (give name and 1934 Act registration number):

Coding:
2211 - 207121-021
Acct 8899999
www.duffandphelps.com

The [illegible] person by whom it is executed [illegible] that all information contained herein is true, correct and complete.

GCP SECURITIES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CONTROLLER
(Title)

Dated the 1 day of February, 20 12

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,180,173
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 10,180,173
2e. General Assessment @ .0025	$ 25,450 (to page 1, line 2.A.)

DUFF & PHELPS

No. 40318
Check Date: 2/14/12

SECURITIES INV PROTECTION CORP, PO BOX 92185, WASHINGTON DC 20090-2185 (100132809)

Description	Date	Gross Amount	Discount Amount	Net Amount Paid
SIPC7 12312011	02/01/12	$17,685.00	$0.00	$17,685.00
TOTALS:		$17,685.00	$0.00	$17,685.00

Detach at Perforation Before Depositing Check

Page 1 of 1

THE FACE OF THIS DOCUMENT HAS A MULTI-COLORED BACKGROUND ON WHITE PAPER. A VOID PANTOGRAPH AND MICROPRINTING. THE BACK OF THIS DOCUMENT HAS AN ARTIFICIAL WATERMARK

VOID

Bank of America
2-3/710

Check Date: 02/14/2012

Number: 40318

DUFF & PHELPS

Duff & Phelps, LLC
300 Headquarters Plaza, East Tower 12th Floor
Morristown, NJ 07960

Check Amount: $ *****17,685.00

PAY Seventeen Thousand Six Hundred Eighty Five and 00/100 Dollars

PAY TO THE ORDER OF
SECURITIES INV PROTECTION CORP
PO BOX 92185
WASHINGTON DC 20090-2185
(100132809)

⑈00040318⑈ ⑆071000039⑆ 86665⑈08656⑈